UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. _______)*

Eagle Point Credit Company Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269808 101

(CUSIP Number)

Thomas P. Majewski

Eagle Point Credit Management LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 340-8500

with a copy to:

Thomas Friedmann

Philip T. Hinkle

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, Massachusetts 02110

(617) 728-7120
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269808 101		13D	Page 2 of 10 Pages
1.	NAME OF REPORTING PERSON Eagle Point Credit Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,457,589
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,457,589
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,457,589
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%*
14.	TYPE OF REPORTING PERSON (see instructions) IA

*	Based on 21,342,633 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on May 8, 2018.

CUSIP No. 269808 101		13D	Page 3 of 10 Pages
1.	NAME OF REPORTING PERSON Eagle Point Holdings LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,457,589
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,457,589
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,457,589
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%*
14.	TYPE OF REPORTING PERSON (see instructions) HC; PN

*	Based on 21,342,633 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on May 8, 2018.

CUSIP No. 269808 101		13D	Page 4 of 10 Pages
1.	NAME OF REPORTING PERSON Eagle Point Holdings GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,457,589
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,457,589
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,457,589
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%*
14.	TYPE OF REPORTING PERSON (see instructions) HC

*	Based on 21,342,633 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on May 8, 2018.

CUSIP No. 269808 101		13D	Page 5 of 10 Pages
1.	NAME OF REPORTING PERSON Trident EP-II Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,457,589
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,457,589
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,457,589
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%*
14.	TYPE OF REPORTING PERSON (see instructions) HC

*	Based on 21,342,633 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on May 8, 2018.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to common stock, par value $0.001 per share, of Eagle Point Credit Company Inc. (the “Issuer”), a Delaware corporation. The address of the principal executive office of the Issuer is 20 Horseneck Lane, Greenwich, CT 06830.

Item 2.	Identity and Background

This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit A by (i) Eagle Point Credit Management LLC (“EPCM”), a Delaware limited liability company, (ii) Eagle Point Holdings LP (“Holdings LP”), a Delaware limited partnership, (iii) Eagle Point Holdings GP LLC (“Holdings GP”), a Delaware limited liability company, and (iv) Trident EP-II Holdings LLC, a Delaware limited liability company (collectively with EPCM, Holdings LP and Holdings GP, the “Reporting Persons”). The principal business address of each of EPCM, Holdings LP and Holdings GP is c/o Eagle Point Credit Management LLC, 20 Horseneck Lane, Greenwich, CT 06830. The principal business address of Trident EP-II Holdings LLC is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

EPCM is a registered investment adviser and serves as investment adviser to the Issuer. Holdings LP is the sole member of EPCM. Holdings GP is the sole general partner of Holdings LP. Holdings GP is managed by a board of managers (the “Board”) on which the majority of the members are appointed by Trident EP-II Holdings LLC, which also owns a majority of the voting interests in Holdings GP.

Information regarding each member of the Board is attached to this Schedule 13D as Schedule I and is incorporated herein by reference. The managers of Trident EP-II Holdings LLC are Messrs. Carey and Matthews, each of whom is further identified on Schedule I.

During the past five years, none of the Reporting Persons or members of the Board (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On October 8, 2014, EPCM purchased 100,000 shares of the Issuer’s common stock in the Issuer’s initial public offering for an aggregate price of $2 million, or $20.00 per share. The funds used to purchase the shares of Issuer’s common stock in the above transaction were from existing available operating capital of EPCM, and none of the consideration for such shares was represented by borrowed funds.

On May 8, 2018, pursuant to a Purchase and Sale Agreement for Block of Eagle Point Credit Company Inc. Shares, dated May 8, 2018 (the “EPCM Purchase Agreement”), by and between EPCM, as the buyer, and Trident V, L.P., Trident V Parallel Fund, L.P. and Trident V Professionals Fund, L.P., as the sellers, EPCM purchased an additional 1,357,589 shares of the Issuer’s common stock in a secondary private placement, consisting of (i) 777,902 shares from Trident V, L.P., (ii) 545,556 shares from Trident V Parallel Fund, L.P. and (iii) 34,131 shares from Trident V Professionals Fund, L.P., for an aggregate price of approximately $25 million, or $18.415 per share. The funds used to purchase shares of the Issuer’s common stock pursuant to the EPCM Purchase Agreement were raised from the issuance of limited partnership interests in Holdings LP to OA Eagle Group Investors, LLC and OA Eagle Group Investors II, LLC (collectively, the “OA Entities”) and contributed to EPCM to purchase such shares.

Item 4.	Purpose of Transaction

Each of the 1,457,589 shares of the Issuer’s common stock over which the Reporting Persons have beneficial ownership was acquired solely for investment purposes.

Item 5.	Interest in Securities of the Issuer

(a)       EPCM is the direct owner of 1,457,589 shares of the Issuer’s common stock, which, based on 21,342,633 shares outstanding as of May 8, 2018, represents 6.8% of the outstanding shares of the Issuer’s common stock.

Page 6 of 10 Pages

None of Holdings LP, Holdings GP or Trident EP-II Holdings LLC directly owns any shares of the Issuer’s common stock; however, each of Holdings LP, as the sole member of EPCM, Holdings GP, as general partner of Holdings LP, and Trident EP-II Holdings LLC, as the holder of a majority of the voting interest of Holdings GP entitled to appoint a majority of the Board, may be deemed to beneficially own the 1,457,589 shares of the Issuer’s common stock representing 6.8% of the outstanding shares of the Issuer’s common stock held directly by EPCM as of May 8, 2018.

Each member of the Board disclaims beneficial ownership of the shares of the Issuer’s common stock that are, or may be deemed to be, beneficially owned by Holdings GP. However, Thomas P. Majewski, a member of the Board, directly owns 52,000 shares of the Issuer’s common stock, which, based on 21,342,633 shares outstanding as of May 8, 2018, represents approximately 0.2% of the outstanding shares of the Issuer’s common stock. Each manager of Trident EP-II Holdings LLC disclaims beneficial ownership of the shares of the Issuer’s common stock that are, or may be deemed to be, beneficially owned by Trident EP-II Holdings LLC.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. In addition, Mr. Majewski has sole voting and dispositive power over the 52,000 shares directly owned by him.

(c) The information set forth in Item 3 hereof is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 hereof is incorporated herein by reference.

In the Purchase and Sale Agreement for Block of Eagle Point Credit Company Inc. Shares, dated May 8, 2018 (the “OA Purchase Agreement”), by and between the OA Entities, as the investors, and Trident V, L.P., Trident V Parallel Fund, L.P. and Trident V Professionals Fund, L.P., as the sellers, the OA Entities agreed (1) to not transfer any of the 1,429,041 shares acquired pursuant to the OA Purchase Agreement for 18 months from the date of such agreement, except pursuant to the terms of the OA Purchase Agreement or to certain permitted transferees, (2) after such 18-month period, to provide Holdings LP and Eagle Point Credit GP I LP (collectively, the “EP Entities”) with notice of any intention to transfer up to forty percent (40%) of the 1,429,041 shares acquired pursuant to the OA Purchase Agreement and (3) to provide the EP Entities with a right of first offer in the event that the OA Entities propose to transfer the remaining sixty percent (60%) of the 1,429,041 shares acquired pursuant to the OA Purchase Agreement. In addition, pursuant to the OA Purchase Agreement, the OA Entities were granted customary tag-along rights if the EP Entities propose to transfer shares of the Issuer’s common stock to an unaffiliated third party.

The foregoing descriptions of the OA Purchase Agreement and the EPCM Purchase Agreement are qualified in their entirety by reference to the OA Purchase Agreement and the EPCM Purchase Agreement, which are included as Exhibits B and C, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

A	Joint Filing Agreement (filed herewith).

B	Purchase and Sale Agreement for Block of Eagle Point Credit Company Inc. Shares, dated May 8, 2018, by and between OA Eagle Group Investors, LLC and OA Eagle Group Investors II, LLC, as the Investors, and Trident V, L.P., Trident V Parallel Fund, L.P. and Trident V Professionals Fund, L.P., as the Sellers (incorporated by reference to Exhibit B to the Schedule 13D/A, File No. 005-88356, filed by Trident V, L.P. on May 15, 2018).

C	Purchase and Sale Agreement for Block of Eagle Point Credit Company Inc. Shares, dated May 8, 2018, by and between Eagle Point Credit Management, LLC, as the Buyer, and Trident V, L.P., Trident V Parallel Fund, L.P. and Trident V Professionals Fund, L.P., as the Sellers (incorporated by reference to Exhibit C to the Schedule 13D/A, File No. 005-88356, filed by Trident V, L.P. on May 15, 2018).

Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2018

EAGLE POINT CREDIT MANAGEMENT LLC

By:	/s/ Thomas Majewski
Name:	Thomas Majewski
Title:	Managing Partner

EAGLE POINT HOLDINGS LP, by Eagle Point Holdings GP LLC, its general partner

By:	/s/ Thomas Majewski
Name:	Thomas Majewski
Title:	Manager

EAGLE POINT HOLDINGS GP LLC

By:	/s/ Thomas Majewski
Name:	Thomas Majewski
Title:	Manager

TRIDENT EP-II HOLDINGS LLC

By:	/s/ Stephen A. Levey
Name:	Stephen A. Levey
Title:	Vice President and Assistant Secretary

Page 8 of 10 Pages

Schedule I

Set forth below is the name and principal occupation of each member of the Board of Holdings GP. Each of the following individuals is a United States citizen.

Name	Principal Occupation	Principal Business Address

James D. Carey	Senior Principal, Stone Point Capital LLC	c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830

Graham C. Goldsmith

Chief Executive Officer and
Co-Chief Investment Officer,
Cross Ocean Partners Management LP

The principal business address of Cross Ocean Partners Management LP is 20 Horseneck Lane, Greenwich, CT 06830.

c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830

Thomas P. Majewski	Managing Partner, EPCM	c/o Eagle Point Credit Management LLC, 20 Horseneck Lane, Greenwich, CT 06830

James R. Matthews	Principal, Stone Point Capital LLC	c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830

Page 9 of 10 Pages

Exhibit A

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: May 18, 2018

EAGLE POINT CREDIT MANAGEMENT LLC

By:	/s/ Thomas Majewski
Name:	Thomas Majewski
Title:	Managing Partner

EAGLE POINT HOLDINGS LP, by Eagle Point Holdings GP LLC, its general partner

By:	/s/ Thomas Majewski
Name:	Thomas Majewski
Title:	Manager

EAGLE POINT HOLDINGS GP LLC

By:	/s/ Thomas Majewski
Name:	Thomas Majewski
Title:	Manager

TRIDENT EP-II HOLDINGS LLC

By:	/s/ Stephen A. Levey
Name:	Stephen A. Levey
Title:	Vice President and Assistant Secretary

Page 10 of 10 Pages